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05039442

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART II

SEC FILE NO.
8- 48579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nikoh Securities Corporation

Official Use Only
FIRM ID. NO.

SEC RECEIVED PROCESSING MAR 01 2005 WASH. D.C. 185 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Skokie Blvd. Ste. 320
(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Gary S. Hokin (847) 559-1002
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SC PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

BB 3/22

OATH OR AFFIRMATION

I, Gary S. Hokin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Nikoh Securities Corporation, as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
JOEL P. MATHEWS
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 9/23/2006

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Nikoh Securities Corporation
(an Illinois Corporation)

Financial Statements and
Independent Auditors' Report
Pursuant to SEC Rule 17a-5

December 31, 2004

Nikoh Securities Corporation
(an Illinois Corporation)

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5
of the Securities and Exchange Commission

as of December 31, 2004

Contents

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Nikoh Securities Corporation
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Nikoh Securities Corporation, (an Illinois Corporation), (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nikoh Securities Corporation as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 8 through 10 inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Certified Public Accountants

Chicago, Illinois
February 25, 2005

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)

Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	385,160
Concessions and fees receivable		32,952
Deposit with brokers		15,000
Non - marketable securities owned at cost		33,100
Total assets	$	466,212

Liabilities and Stockholders' Equity

Accrued expenses	$	160,592
Illinois personal property replacement tax payable - current		5,017
Total liabilities	$	165,609
Stockholders' Equity		
Common stock, at stated value, (1,000 shares authorized, 100 shares issued and outstanding)	$	100
Additional paid-in capital		19,900
Retained earnings		280,603
Total stockholders' equity	$	300,603
Total liabilities and stockholders' equity	$	466,212

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)

Statement of Income
For the Year Ended December 31, 2004

Revenue		
Concessions	$	566,344
Less: revenue for returns & allowances		(178,117)
Net concession revenue	$	388,227
Interest and dividends		131
Total revenue	$	388,358
Expenses		
Professional fees	$	45,274
Dues and fees		990
Rent and occupancy		4,198
Other operating expenses		2,210
Total expenses	$	52,672
Income before provision for income taxes	$	335,686
Provision for income taxes:		
Illinois personal property replacement tax - current		5,130
Net income	$	330,556

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 100	$ 19,900	$ 225,047	$ 245,047
Net income for year	-	-	330,556	330,556
Dividend distributions	-	-	(275,000)	(275,000)
Balance at December 31, 2004	$ 100	$ 19,900	$ 280,603	$ 300,603

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows From Operating Activities:		
Net income		$ 330,556
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in:		
Concessions and fees receivable	$ (25,243)	
Deposit with brokers	(10,000)	
Accrued expenses	160,066	
Illinois personal property replacement taxes payable - current	(2,506)	
		122,317
Net cash flow provided from operations		$ 452,873
Cash Flows (Used) in Financing Activities:		
Dividend distributions		(275,000)
Net increase in cash		$ 177,873
Cash Balance at December 31, 2003		207,287
Cash Balance at December 31, 2004		$ 385,160

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Nature of Business
Nikoh Securities Corporation (the "Company") is a limited (mutual funds and/or variable annuities) broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company earns concessions for introducing customer accounts to other broker-dealers, mutual funds or variable annuity concerns.

Revenue Recognition
Concession revenue and related expenses are recorded on trade date that is the date when the transaction originated.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with maturity of one year or less and money market mutual funds to be cash equivalents.

NOTE 3 - NON-MARKETABLE SECURITIES OWNED

Warrants on non-marketable securities owned represent 1,000 shares of NASDAQ common stock, which is carried at cost as there is no readily determinable market value. To the extent that a market develops for such securities, its quoted value could be significantly less than the value included in the statement of financial condition on December 31, 2004.

NOTE 4 - RELATED PARTY TRANSACTIONS

The majority of the Company's concessions revenue is attributable to transactions it performed on behalf of Emerald Investments Limited Partnership, an Illinois limited partnership ("Emerald"). Emerald is an investment partnership that operates under the direction of DH2 Inc., its General Partner. DH2 Inc. is also affiliated with the management and stockholders of the Company. Gary S. Hokin, President of the Company, is also the President of DH2 Inc. For the year ended December 31, 2004, the Company's concessions revenue which was related to securities transactions placed on behalf of Emerald was approximately $414,200.

Various operating expenses, including clerical and management staff, as well as office space, communications and equipment, among other things, are provided to the Company from an affiliate for a charge of approximately $400 per month.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital requirements and net capital of $11,041 and $215,351, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

Supplementary Schedules

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NIKOH SECURITIES CORPORATION **as of December 31, 2004**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	300,603	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				300,603	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	300,603	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$ 74,212	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities- propriety capital charges		3600			
	D. Other deductions and/or charges		3610		(74,212)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	226,391	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities - Money Market Mutual Fund		3734			
	D. Undue Concentration		3650			
	E. Other (list)		3736		0	3740
10.	Net Capital			$	226,391	3750

Non allowable detail

Non - allowable receivables	$	26,112
Non - allowable deposit with broker		15,000
Non - marketable securities		33,100
Total Non allowable	$	74,212

NOTE:

There one change to the computation of net capital statement. The minmum net capital should be $11,041 rather than $5,000. This was due to an accrued expense being shown as a non A.I. Liability when it should have been shown as an A. I. Liability. The impact of this was to raise the Company's capital requirement $6,041. The Company had excess net capital after the change of $215,351.

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NIKOH SECURITIES CORPORATION **as of December 31, 2004**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$	11,041	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$	11,041	3760
14.	Excess net capital (line 10 less 13)		$	215,351	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$	209,831	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	165,609	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	165,609	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	73.15%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

See Independent Auditors' Report.

Nikoh Securities Corporation
(an Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2004

The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Nikoh Securities Corporation

We have examined the financial statements of Nikoh Securities Corporation (the "Company"), for the year ended December 31, 2004, and issued our report thereon dated February 25, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 25, 2005